FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2025

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from July 1, 2025 to July 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 14, 2025	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from July 1, 2025 to July 31, 2025 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on August 14, 2025]

Class of Shares: Common Stock

1.	Status of repurchase
(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of July 31, 2025

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 25, 2025) (Period of repurchase: from May 15, 2025 to December 30, 2025 (excluding the ten business days following the announcement of each quarterly financial results))		100,000,000	60,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) July 1 July 2 July 3 July 4 July 7 July 8 July 9 July 10 July 11 July 14 July 15 July 16 July 17 July 18 July 22 July 23 July 24 July 25 July 28	1,130,000 1,110,000 1,130,000 1,130,000 1,110,000 950,000 1,100,000 1,078,300 1,110,000 1,100,000 1,100,000 1,100,000 960,000 1,100,000 1,050,000 1,050,000 1,050,000 800,000 42,400	1,061,045,590

1,037,370,760

1,047,312,320

1,055,245,010

1,022,633,820

871,543,790

1,016,972,400

996,722,740

1,044,033,690

1,032,906,970

1,041,523,390

1,022,791,030

894,038,870

1,030,210,800

988,431,790

1,023,615,000

1,043,634,930

795,055,000

42,321,540

Total	—	19,200,700	18,067,409,440

Aggregate shares repurchased as of the end of this reporting month		66,790,900	59,999,913,930

Progress of share repurchase (%)		66.8	100.0

2.	Status of disposition

as of July 31, 2025

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date) —	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange, share delivery or demerger	(Date) —	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) July 14 July 28	19 9	17,451 8,404

Subtotal	—	28	25,855

Other (exercise of stock acquisition rights)	July 3 July 7 July 8 July 9 July 10 July 11 July 14 July 15 July 16 July 17 July 23 July 25 July 30 July 31	1,000 2,000 5,500 3,000 7,000 1,000 1,000 1,000 1,000 1,000 1,000 2,000 16,000 1,000	571,000 1,142,000 3,140,500 1,713,000 3,997,000 571,000 571,000 571,000 571,000 571,000 571,000 1,142,000 9,136,000 571,000

Subtotal	—	43,500	24,838,500

Other (delivery of shares under Restricted Stock Units plan)	(Date) —	—	—

Subtotal	—	—	—

Total	—	43,528	24,864,355

3.	Status of shares held in treasury

as of July 31, 2025

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,163,562,601
Number of shares held in treasury	229,837,706

Note) In relation to “2. Status of disposition” and “3. Status of shares held in treasury” above, the disposition of treasury shares relating to Restricted Stock Units as equity compensation is recorded based on the contribution date of a monetary compensation claim. The number of shares held in treasury above therefore includes reduction in number of shares as a result of disposition of treasury shares as equity compensation in exchange for contribution-in-kind of monetary compensation claims on or before July 31, 2025.